FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

11 April 2017

Notification of Transactions of Persons Discharging Managerial Responsibilities ("PDMRs")

On 11 April 2017, HSBC Holdings plc was advised that Kathleen Casey acquired one American Depositary Share1 at a price of US$40.3180 (equivalent to five HSBC Holdings plc ordinary shares) as a result of accrued residual dividend entitlements.

1American Depositary Shares ('ADS') are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares. ADS are traded in New York.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated
Name of natural person		Kathleen Casey

2 - Reason for the notification

Position/status		Non-executive Director

Initial notification/amendment		Initial Notification
3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39
4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2017-04-06	American Depositary Shares ('ADS'). Each ADS represents five HSBC Holdings plc ordinary shares of US$0.50 each	GB0005405286	Outside a trading venue		USD - United States Dollar
Nature of Transaction: Acquisition			Price	Volume	Total
			$40.32	1	$40.32
		Aggregated	$40.318	1	$40.32

For any queries related to this notification please contact:
Lauren Brown
Shareholder Services Team
020 7992 376

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 11 April 2017